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Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

        The following table contains our ratio of earnings to fixed charges for the periods indicated. You should read these ratios in connection with our consolidated financial statements, including the notes to those statements, incorporated by reference herein. All dollar amounts are reported in thousands.

	Nine months ended September 30, 2013
		Year ended December 31,
		2012	2011	2010	2009	2008
Earnings:
Income (loss) before income taxes	(25,561)	(6,571)	(12,030)	(8,314)	(8,684)	2,487
Add:
Fixed charges	6,073	4,570	4,508	5,406	4,183	5,747
Amortization of capitalized interest	—	—	—	—	—	—
Subtract:
Interest capitalized	70	—	—	—	—	—
Minority interest in income of subsidiaries that have not incurred fixed charges	533	256	—	—	—	—

Earnings	(20,091)	(2,257)	(7,522)	(2,908)	(4,501)	8,234
Fixed charges:
Interest expense	5,097	3,854	3,388	4,926	3,963	5,747
Amortization of capitalized expenses related to indebtedness	976	716	1,120	480	220	—

Fixed charges	6,073	4,570	4,508	5,406	4,183	5,747
Ratio of earnings to fixed charges(1)(2)	(3.3)	(0.5)	(1.7)	(0.5)	(1.1)	(1.4)

Deficiency	26,164	6,827	12,030	8,314	8,684	—

(1)
For purposes of determining the ratios of earnings to fixed charges, earnings are defined as net income from continuing operations before income taxes plus fixed charges, less capitalized interest and minority interest in income of subsidiaries that have not incurred fixed charges. Fixed charges consist of interest, whether expensed or capitalized, and amortization of capitalized expenses related to indebtedness.

(2)
The deficiency for the nine months ended September 30, 2013 was $26.2 million. Deficiencies for the years ended December 31, 2012, 2011, 2010 and 2009 were $6.9 million, $12.0 million, $8.3 million and $8.7 million, respectively.

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  Exhibit 12.1
RATIO OF EARNINGS TO FIXED CHARGES